UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)
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SUPERVALU INC.
(Name of Subject Company)

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SUPERVALU INC.
(Name of Person Filing Statement)

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Common Stock, par value $0.01 per share
(Title of Class of Securities)

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868536103
(CUSIP Number of Class of Securities)

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Todd N. Sheldon

Senior Vice President & General Counsel

SUPERVALU INC.
7075 Flying Cloud Drive
Eden Prairie, Minnesota 55344
Telephone: (952) 828-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

Copies to:
David M. Silk, Esq.
Igor Kirman, Esq.

DongJu Song, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the United States Securities and Exchange Commission (the “SEC”) on January 25, 2013 (the “Schedule 14D-9”), by SUPERVALU INC. (the “Company”), relating to the tender offer by Symphony Investors LLC (“Purchaser”), a newly formed Delaware limited liability company, to purchase up to 30% of the outstanding shares (the “Shares”) of common stock of the Company, par value $0.01 per Share, at a price of $4.00 per Share, net to the seller in cash, without interest, subject to any applicable withholding tax (the “Offer Price”).  The managing member of Purchaser is Cerberus Capital Management, L.P.  If the Offer is completed, Purchaser shall pay the Offer Price, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 25, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) contained in the Schedule TO filed by Purchaser with the SEC on January 25, 2013 (as subsequently amended, the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.  Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Item 3.               Past Contacts, Transactions, Negotiations and Agreements

On February 3, 2013, SUPERVALU INC. (the “Company”) entered into letter agreements with each of Sam K. Duncan and Wayne C. Sales in connection with the appointment of Mr. Duncan as President and Chief Executive Officer of the Company and Mr. Sales ceasing to serve as President and Chief Executive Officer of the Company, but continuing as Executive Chairman of the Company, that amend the existing letter agreements that each have with the Company that were described in the Schedule 14D-9.

Mr. Duncan’s amendment to his letter agreement clarifies that his Commencement Date (for purposes of his letter agreement) will be February 4, 2013, rather than upon the closing of the transactions contemplated by the TOA.  The amendment to his letter agreement also clarifies that Mr. Duncan’s duties as President and Chief Executive Officer of the Company will not include supervising and being responsible for the consummation of the transactions described in (x) the Stock Purchase Agreement by and among AB Acquisition LLC, the Company and New Albertson’s, Inc., dated as of January 10, 2013 (the “SPA”) and (y) the TOA.  The compensation arrangements for Mr. Duncan set forth in his letter agreement will remain the same (other than the timing of the initial equity grant of stock options to acquire 1,500,000 shares of Company common stock (the “Initial Option Grant”), which will occur as soon as practicable following the new Commencement Date).  As provided in his letter agreement, the Initial Option Grant will vest in three equal installments on each of the first three anniversaries of the date of grant, subject to his continued employment with the Company through the applicable vesting date, with accelerated vesting if the per share price of the Company common stock exceeds two times the per share exercise price of the Initial Option Grant for 20 consecutive trading days (and Mr. Duncan remains employed through the date of such vesting).

The letter agreement with Mr. Sales was amended to provide that all references to “President and Chief Executive Officer” in his letter agreement be replaced with “Executive Chairman” and provides that Mr. Sales will continue to supervise and be responsible for the consummation of the transactions described in the SPA and the TOA.

Mr. Sales also agreed to waive his rights under his letter agreement to receive a lump sum payment equal to the target bonus for fiscal years 2014 and 2015 (which would be equal to $2 million in the aggregate) upon a termination of employment by the Company without Cause and to reduce the lump sum payment that he would receive in lieu of the stock unit and performance share grants scheduled to be made to Mr. Sales on July 29, 2013 if he is terminated without Cause prior to such date from $2.2 million to $1.5 million.  In the aggregate, Mr. Sales is agreeing to waive $2.7 million in lump sum payments that he is otherwise entitled to receive in connection with the termination of his employment without Cause.  The change in titles on February 4, 2013 will not be deemed to be a termination of employment and will not trigger any severance obligations under Mr. Sales’ letter agreement; however, the removal of Mr. Sales as Executive Chairman in connection with the completion of the transactions contemplated by the TOA will trigger such severance obligations.

Item 8.               Additional Information

As described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” the letter agreement with Mr. Sales has been amended to provide for the waiver of cash severance benefits equal to $2.7 million that Mr. Sales would otherwise be entitled to upon a termination of his employment without Cause.  Accordingly, the “Golden Parachute Compensation” for Mr. Sales that was disclosed in the Schedule 14D-9 is revised as follows (with the footnote references and all other amounts disclosed in the Golden Parachute Compensation Table unchanged from the Schedule 14D-9):

Name*	Cash ($)	Equity ($)	Perquisites/ Benefits ($)(5)	Other ($)(6)	Total ($)
Wayne C. Sales	5,391,538(1)	4,704,072(3)	–	–	10,095,610

Item 9.               Exhibits

On February 3, 2013, SUPERVALU INC. (the “Company”) held a meeting of the board of directors of the Company (the “Board”) where the Board voted to remove Wayne C. Sales as President and Chief Executive Officer of the Company and appoint Sammy K. Duncan to the same positions.  The Board also voted to approve certain amendments to the letter agreements with Wayne C. Sales and Sammy K. Duncan.  The details of the amendments are further described in the Current Report on Form 8-K as filed by the Company on February 4, 2013 (the “8-K”) and filed as exhibits 10.1 and 10.2 to the 8-K, both of which are incorporated herein by reference.

Exhibit No.	Description

(e)(17)

Letter Agreement Amendment, dated February 3, 2013, between SUPERVALU INC. and Sam K. Duncan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on February 4, 2013)

(e)(18)

Letter Agreement Amendment, dated February 3, 2013, between SUPERVALU INC. and Wayne C. Sales (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on February 4, 2013)

Forward-Looking Statements

Certain statements in this Schedule may constitute “forward-looking statements.”  SUPERVALU wishes to caution its stockholders that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.  SUPERVALU refers its stockholders to the documents that SUPERVALU files from time to time with the SEC, specifically the section entitled “Risk Factors” of its most recent Annual Report filed on Form 10-K, as amended and as updated by its Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which contains and identifies other important factors that could cause actual results to differ materially from those contained in SUPERVALU’s projections or forward-looking statements.  SUPERVALU stockholders are cautioned not to place undue reliance on the forward-looking statements in this Schedule, which speak only as of the date of this Schedule.  All subsequent written and oral forward-looking statements by or concerning SUPERVALU are expressly qualified in their entirety by the cautionary statements above.  SUPERVALU does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPERVALU INC.
Date: February 4, 2013	By:	/s/ Todd N. Sheldon

	Name:	Todd N. Sheldon
	Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)

Offer to Purchase, dated January 25, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(B)

Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(C)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(1)(D)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(a)(5)(A)

Press Release issued by SUPERVALU INC., dated January 10, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(a)(5)(B)

Summary Newspaper Advertisement as published in The New York Times on January 25, 2013 (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO-T filed with the Securities and Exchange Commission by Symphony Investors LLC on January 25, 2013)

(e)(1)

Tender Offer Agreement, dated January 10, 2013, by and among Symphony Investors LLC, SUPERVALU INC. and Cerberus Capital Management, L.P. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(2)

Stock Purchase Agreement, dated January 10, 2013, by and among AB Acquisition LLC, SUPERVALU INC. and New Albertson’s, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 14, 2013)

(e)(3)	Equity Commitment Letter, dated January 10, 2013, by the sponsors and equity investors named therein

(e)(4)	Limited Guarantee, dated January 10, 2013, of Cerberus Institutional Partners V, L.P. in favor of SUPERVALU INC.

(e)(5)	Form of Transition Services Agreement by and between SUPERVALU INC. and Albertson’s LLC

(e)(6)	Form of Transition Services Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(7)	Form of Cross-License Agreement by and between SUPERVALU INC. and New Albertson’s, Inc.

(e)(8)	Excerpts from the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission by SUPERVALU INC. on June 4, 2012

(e)(9)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 11, 2012

(e)(10)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(11)	Schedule 14D-9C filed with the Securities and Exchange Commission by SUPERVALU INC. on January 10, 2012

(e)(12)	Form of Escrow Agreement, by and among the Company, American Stores Company, LLC, and JPMorgan Chase Bank, N.A.

(e)(13)	Form of Supplemental Indenture No. 4, by and between American Stores Company, LLC and Wells Fargo Bank, National Association

(e)(14)

SUPERVALU INC. Lender Presentation, dated January 29, 2013 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on January 28, 2013)

(e)(15)	Letter to Participants in the SUPERVALU STAR 401(k) Plan, dated January 30, 2013

(e)(16)	Trustee Direction Form - SUPERVALU STAR 401(k) Plan

(e)(17)

Letter Agreement Amendment, dated February 3, 2013, between SUPERVALU INC. and Sam K. Duncan (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on February 4, 2013)

(e)(18)

Letter Agreement Amendment, dated February 3, 2013, between SUPERVALU INC. and Wayne C. Sales (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the Securities and Exchange Commission by SUPERVALU INC. on February 4, 2013)